AMENDMENT TO

INVESTMENT MANAGEMENT AGREEMENT

Between

T. ROWE PRICE SHORT-TERM BOND FUND, INC.

and

T. ROWE PRICE ASSOCIATES, INC.

 This is an Amendment to the Investment Management Agreement (the “Agreement”), made as of the 1st day of November, 2016, by and between T. ROWE PRICE SHORT-TERM BOND FUND, INC., a Maryland corporation (the “Corporation”), and T. ROWE PRICE ASSOCIATES, INC., a corporation organized and existing under the laws of the State of Maryland (hereinafter called the “Manager”).

W I T N E S S E T H:

 WHEREAS, the Fund is engaged in business as an open-end management investment company, and together with its series funds, is registered as such under the federal Investment Company Act of 1940, as amended (the “Act”); and

 WHEREAS, the Corporation has issued shares of capital stock (“Shares”) in the T. Rowe Price Ultra Short-Term Bond Fund (the “Fund”), a separate series of the Corporation whose Shares represent interests in a separate portfolio of securities and other assets (“Fund Shares”); and

 WHEREAS, the Manager is engaged principally in the business of rendering investment supervisory services and is registered as an investment adviser under the federal Investment Advisers Act of 1940, as amended; and

 WHEREAS, the Fund and the Manager first entered into the Agreement on October 22, 2012, and such Agreement has been renewed each year thereafter on the same terms and conditions; and

 WHEREAS, the Manager and the Fund desire to continue the Agreement on the same terms and conditions other than as described immediately above and below;

 NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, the parties hereto agree as follows:

 1. Paragraph 3(B) of the Agreement is amended to read as follows:

  3. Fund Fee. The monthly fund fee (“Monthly Fund Fee”) shall be the sum of the daily Fund Fee accruals (“Daily Fund Fee Accruals”) for each month. The Daily Fund Fee

Accrual for any particular day will be computed by multiplying the fraction of one (1) over the number of calendar days in the year by the Fund Fee Rate of 0.01% and multiplying this product by the net assets of the Fund for that day, as determined in accordance with the Corporation’s prospectus as of the close of business on the previous business day on which the Fund was open for business.

 2. All other terms and conditions of the Agreement remain in full force and effect until April 30, 2017, unless terminated on an earlier date pursuant to the provisions of Paragraph 11 of the Agreement.

 IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized and their respective seals to be hereunto affixed, as of the day and year first above written.

Attest:	T. ROWE PRICE SHORT-TERM BOND FUND, INC.
/s/Darrell N. Braman ______________________________ Darrell N. Braman, Secretary	By: /s/David Oestreicher ______________________________ David Oestreicher, Vice President

Attest:	T. ROWE PRICE ASSOCIATES, INC.
/s/Joan E. Flister ______________________________ Joan E. Flister, Assistant Secretary	By: /s/Darrell N. Braman ______________________________ Darrell N. Braman, Vice President

Agreements\Investment Management Agreements\SBFAmended Investment Management Agreement.docx